UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32253 / September 7, 2016

In the Matter of	:
	:
Wells Fargo Bank, National Association	:
Wells Fargo Bank Northwest, National Association	:
Wells Fargo Delaware Trust Company, National Association	:
	:
301 South College Street, 32nd Floor	:
Charlotte, NC 28202	:
	:
(812-14599)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM CERTAIN REQUIREMENTS OF RULE 3a-7(a)(4)(i)
UNDER THE ACT

Wells Fargo Bank, National Association; Wells Fargo Bank Northwest, National Association; and Wells Fargo Delaware Trust Company, National Association (each, an "Applicant") filed an application on January 11, 2016 and amendments to the application on May 2, 2016, August 2, 2016 and September 6, 2016, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from certain requirements of rule 3a-7(a)(4)(i) under the Act. The order would permit an issuer of asset-backed securities that is not registered as an investment company under the Act in reliance on rule 3a-7 under the Act (an "Issuer") to appoint any of the Applicants as a trustee to the Issuer when any such Applicant is affiliated with an underwriter for the Issuer's securities.

On August 16, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32218). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of Wells Fargo Bank, National Association, <u>et al</u>. (File No. 812-14599),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from certain requirements of rule 3a-7(a)(4)(i) under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary